

Mail Stop 3010

March 4, 2010

By U.S. Mail and facsimile to (469) 522 - 4299

Mr. Gene S. Bertcher, Chief Financial Officer
American Realty Investors, Inc.
1800 Valley View Lane, Suite 300
Dallas, TX   75234

RE: American Realty Investors, Inc.
           File No. 001-15663
           Form 10-K for the year ended December 31, 2008
           Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and
           September 30, 2009

Dear Mr. Bertcher:

        We have reviewed your response letter dated January 21, 2010 and have the
following additional comments. If you disagree, we will consider your explanation as to
why our comments are inapplicable or a revision is unnecessary. Provide to us the
information requested if indicated and please be as detailed as necessary in your
explanation.

Form 10-Q for the Period Ended September 30, 2009

Financial Statements

Note 1 Organization and Basis of Presentation, page 8

1. We have considered your response to comment 10 relating to your accounting for
    your acquisition of IOT. Please confirm that you will revise your disclosure in
    future filings to clarify that the fair value of IOT's assets and liabilities at the
    acquisition date approximated IOT's book value, as represented in your response
    to us.

Note 9 Impairment Investments and Real Estate Assets, page 15

2. We have considered your response to comment 11 relating to your presentation of
    provision for impairment losses below operating income. Please, explain to us

how you considered SAB 99 in determining that the effect of your presentation is not quantitatively and qualitatively material to the financial statements.

As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or Karen J. Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief